Exhibit 02


                                                                  [LOGO] ENERSIS

                                                     Santiago, December12, 2003.
                                                           Ger.Gen. No.199/2003.

Mister
Alejandro Ferreiro Y.
Superintendent of Securities and Insurance
Santiago

                                                REF: Complements Essential Fact
                                                     with Circular No.1072 Form.

Dear Sir,

With reference to the information contained in our advice of an Essential Fact dated November 26, 2003, in accordance with Articles 9 and 10 section 2 of the Law No. 18.045 and the provisions of Circular No.1072 issued by that Superintendency, I am pleased to attach hereto information on the bond issuance in the international market made by Enersis S.A. acting through its Cayman Islands Branch for a total amount of US$ 350.000.000.

Yours faithfully,


                                        Mario Valcarce D.
General Manager

Attached: Information

c.c..:  Santiago Stock Exchange
        Electronic Stock Exchange of Chile
        Brokers Exchange of Valparaiso
        Risk Rating Commission